August 26, 2013

Kimberly A. Browning

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

PREDEX File Nos.:  333-186987, 811-22808

Dear Ms. Browning:

On behalf of PREDEX (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by phone conversation on August 14, with respect to the response letter dated August 6, 2013 (Fifth Response Letter) as well as prior response letters and the amended registration statement that addressed Staff comments on the registration statement of the Fund on Form N-2 (the "Registration Statement").  Where a revision has been made in any portion of the Registration Statement, conforming revisions have been carried over to other relevant parts of the Registration Statement.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  A version of the revised Prospectus is attached in marked form to aid in the identification of the Registrant’s responses to your comments.

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Comment 1.

In the original comment letter, comment No. 63 required additional disclosure regarding NAV calculations.  In the response provided by the Registrant, the Registrant indicated that the requested disclosure had been provided.  Upon further review, it does not appear that all of the requested disclosure was provided in the subsequent draft.  Please review the original comment to confirm that all applicable pricing disclosure has been made.

Response.  The Registrant has amended NAV related disclosures to assure inclusion of elements from comment 63, including the following.

The Fund's valuation procedures require the Board to consider all relevant information available at the time the Fund values its portfolio.  The Board and/or the Adviser will consider such information, and may conclude in certain circumstances, that the information provided by the asset manager of an investment fund does not represent the fair value of the Fund's investment in the investment fund.

Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Board will consider whether it is appropriate, in light of all relevant circumstances, to value its investment at the net asset value reported by the investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset.  The fair values of one or more assets may not be the prices at which those assets are ultimately sold.  In such circumstances, the Adviser and/or the Fund's Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Fund if the judgments of the Fund's Board, the Adviser, or investment fund managers should prove incorrect.

Comment 2.

Revise the cover page to disclose that the Fund may invest 20% in debt securities, including a debt that would be considered junk.

Response.  The Registrant has amended the cover page to disclose that the Fund may invest 20% in debt securities, including a debt that would be considered junk.

Comment 3.

On the cover page under the heading "Privately Offered Real Estate Funds", in the second sentence, revise the phrase "significant portion" invested in public funds to 25%.  Move the sentence "PREDEX’s institutional private fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder’s investment,” to the end of the paragraph.  Explain supplementally to the Staff why the Registrant believes that PREDEX’s and the underlying funds’ use of leverage will be limited to borrowings and not achieved through any other types of derivatives.  Also confirm that if the underlying funds use of derivatives or leverage changes that the Registrant would amend the Registration Statement.  The disclosure states that PREDEX will not invest in underlying investment vehicles if that fund’s leverage exceeds 50%.  It does not appear that the Registrant is able to make this statement with certainty because the assessment of the leverage is based on quarterly reports, not daily reports.  Is the Registrant able to substantiate the use of leverage by the underlying funds through the offering documents or is it limited to the quarterly reports.  Clarify the disclosure as to the basis for asserting that the underlying fund’s leverage will not exceed 50%.  Disclosures should explain consistently that up to 25% are not privately-offered real estate funds and therefore non-index products.

Response.  The Registrant has revised the cover page under the heading "Privately Offered Real Estate Funds", in the second sentence, to replace the phrase "significant portion" invested in public funds to 25% and moved the sentence "PREDEX’s institutional private fund investment strategy exposes shareholders to the possible risk of total loss on a shareholder’s investment,” to the end of the paragraph.

The Registrant represents that it does not intend to use derivatives.  The Registrant represents that it believes that the underlying funds’ use of leverage will be limited to borrowings and not achieved through any other types of derivatives based upon the Adviser’s research of underlying funds’ policies and the Adviser’s representations to the Registrant.  The Registrant confirms that if the underlying funds’ use of derivatives or leverage changes, the Registrant will amend its Registration Statement.  The Registrant has amended the disclosure stating that PREDEX will not invest in an underlying investment vehicle if that fund’s leverage exceeds 50% and to clarify that this measurement is based upon the most recent quarterly reports and offering documents provided by the underlying funds.

The Registrant has amended the description of the privately-offered real estate funds to clarify that some are index members and some are not.  Additionally, the Registrant has amended disclosures to explain consistently that up to 25% of PREDEX’s investments are in other than privately-offered real estate funds and therefore non-index products.

Comment 4.

In the Prospectus summary, under the heading "Investment Objective and Policies", the fourth paragraph describes the fact that leverage will not exceed 50%.  Explain how this statement is verifiable considering the information is based on quarterly reports.  Is this a daily average?  Also consider expanding the description how this is calculated.  Is there a difference between how the Index-related 40% leverage is calculated compared to the 50% leverage.  Is there a difference in the definition of "leverage"?  How does the adviser calculate the daily rated average?

Response.  The Registrant has amended disclosures to clarify that in the Prospectus summary, under the heading "Investment Objective and Policies", the fourth paragraph description of the fact that leverage will not exceed 50% is measured daily based on the most recent quarterly reports provided by underlying funds and on a daily basis may actually be higher.  The Registrant notes that leverage is calculated consistently, regardless of issuer.

Comment 5.

In the summary under the hearing "Investment Strategy – Underlying Investment Vehicles," the first sentence states that debt instruments are "typically" unrated.  Does this mean that in some cases the debt is rated?  The paragraph explains that "the adviser has determined that if a debt held by the underlying investment vehicles were rated, the lowest quality in the portfolios would be "BB".  Please clarify whether the adviser is making the determination as to the credit quality.  What steps will the adviser take if it determines that an underlying investment vehicle holds debt rated below BB?  In the section on risk, the disclosure states that "the following describes the indirect risks faced by PREDEX through investing in underlying investment vehicles as well as its direct risks."  Revise this disclosure to clarify which risks apply directly, indirectly or both.

Response.  The Registrant has amended the summary under the hearing "Investment Strategy – Underlying Investment Vehicles," to remove reference to "typically" and to state that PREDEX's investment in debt instruments will be in those that are unrated.  The Registrant has revised the description of the Adviser's determination of ratings and provide more information on the Adviser's credit evaluation process.  The Registrant has amended debt-related disclosures to state that in the event of a decrease in credit quality the Adviser will evaluate whether disposing of the instrument is in the best interests of the Fund.  The Registrant has revised disclosures to clarify indirect risk versus direct risk.

Comment 6.

In the section regarding leverage risk, the disclosure references the adviser's “expectation.”  What is the meaning of expectation?  Is the Registrant monitoring leverage?  Is it being monitored daily?

Response.  The Registrant has amended the section regarding leverage risk to state that the Adviser's expectation is based upon the issuer's offering documents and quarterly reports and that leverage is monitored daily based upon quarterly reports.  In addition, the last sentence of the leverage risk, the phrase "underlying investment vehicle" has been revised to "underlying investment vehicle's".

Comment 7.

In the Statutory Prospectus section titled "Investment Objective Policies and Strategies", the bullet point description of the securities references a 40% limit on leverage.  This remains confusing because the difference between the index component and the investable universe of securities is not clearly described.

Response.  The Registrant has revised leverage-related disclosures for consistency and to reduce emphasis on the Index.

Comment 8.

In the Statutory Prospectus under the heading "Underlying Investment Vehicles", please provide a paragraph break before the description of interest rate swaps and caps and add a heading regarding derivatives.

Response.  The registrant has revised the Statutory Prospectus under the heading "Underlying Investment Vehicles", to provide a paragraph break before the description of interest rate swaps and caps and to add a heading regarding derivatives.

Comment 9.  Please provide ten years of return history for the NCREIF Index.

Response.  The Registrant has added ten years of Index returns.

The Fund has authorized Thompson Hine LLP to acknowledge on its behalf that:

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the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you require any further information.

Sincerely,

/s/ Thompson Hine, LLP

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